SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Navistar International Corporation
(Name of Issuer)

Common Stock, Par Value $0.10
(Title of Class of Securities)

63934E108
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment Number 16 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Navistar International Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2011 (as amended, the “Schedule 13D”), as amended by Amendment Number 1 to Schedule 13D, filed with the SEC on November 2, 2011, by Amendment Number 2 to the Schedule 13D, filed with the SEC on November 15, 2011, by Amendment Number 3 to the Schedule 13D, filed with the SEC on December 6, 2011, by Amendment Number 4 to the Schedule 13D, filed with the SEC on June 8, 2012, by Amendment Number 5 to the Schedule 13D, filed with the SEC on July 11, 2012, by Amendment Number 6 to the Schedule 13D, filed with the SEC on July 24, 2012, by Amendment Number 7 to the Schedule 13D, filed with the SEC on September 10, 2012, by Amendment Number 8 to the Schedule 13D, filed with the SEC on September 11, 2012, by Amendment Number 9 to the Schedule 13D, filed with the SEC on October 9, 2012, by Amendment Number 10 to the Schedule 13D, filed with the SEC on October 25, 2012, by Amendment Number 11 to the Schedule 13D, filed with the SEC on December 10, 2012, by Amendment Number 12 to the Schedule 13D, filed with the SEC on July 15, 2013, by Amendment Number 13 to the Schedule 13D, filed with the SEC on July 17, 2013, by Amendment Number 14 to the Schedule 13D, filed with the SEC on July 19, 2013 and by Amendment Number 15 to the Schedule 13D, filed with the SEC on April 15, 2014, each on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 23, 2014, the Reporting Persons entered into an Agreement with the Issuer.  A copy of the Agreement is filed herewith as Exhibit 1 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      Agreement, dated as of June 23, 2014, by and among the Issuer and the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., its sole member

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ Sung Hwan Cho
Name: Sung Hwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

EXHIBIT 1

EXECUTED VERSION

AGREEMENT

This Agreement (the “Agreement”) is made and entered into as of June 23, 2014, by and among the persons and entities listed on Schedule A hereto (collectively, the “Icahn Group”, and individually a “member” of the Icahn Group) and Navistar International Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Icahn Group and the Company are party to that certain Settlement Agreement (the “Icahn Settlement Agreement”), effective as of October 5, 2012, by and among the persons and entities listed on Schedule A thereto and the Company, as amended on July 14, 2013.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Icahn Settlement Agreement.

NOW THEREFORE, in consideration of the premises and the covenants of the parties set forth in this agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the undersigned hereby agree as follows:

1. The parties hereto hereby agree that the Ownership Limit, as defined in Section 2(c) of the Icahn Settlement Agreement, is deemed to have terminated with respect to the Icahn Group and each member thereof as of the date hereof.  Other than as expressly described in this Agreement, the Icahn Settlement Agreement shall remain in full force and effect.

2. Notwithstanding the foregoing, the Icahn Group and each member thereof shall remain subject to any restrictions applicable to stockholders of the Company pursuant to the Rights Agreement (the “Rights Agreement”), dated June 19, 2012, by and among the Company and Computershare, Inc., as amended from time to time and most recently as of June 23, 2014.

3. The Company acknowledges that it will continue to be bound by the terms of the Icahn Settlement Agreement, including the requirements of Section 5(e) thereof with respect to (i) any amendment, modification or supplement to the Rights Agreement and (ii) the adoption of a New Rights Plan; provided, however, that the Company agrees that notwithstanding the provisions of Section 5(e) of the Icahn Settlement Agreement, it will not extend the expiration date of the Rights Agreement unless such extension is approved by a majority of the Board, which majority shall include (x) at least one Icahn Nominee and (y) provided that an Other Shareholder Nominee is a member of the Board, at least one Other Shareholder Nominee.

4. Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

5. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

6. Entire Agreement. The Agreement and the Icahn Settlement Agreement contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

7. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:	Navistar International Corporation 2701 Navistar Drive Lisle, Illinois 60532 Facsimile: (331) 332-2261 Email: curt.kramer@navistar.com Attention: Curt Kramer

With a copy to (which shall not constitute notice):	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Facsimile: (212) 558-3588 Email: aquilaf@sullcrom.com Attention: Francis J. Aquila

If to the Icahn Group:	Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, New York 10153 Attention: Keith Cozza Facsimile: (212) 688-1158 Email: Kcozza@sfire.com

With a copy to (which shall not constitute notice):	Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, New York 10153 Attention: Keith Schaitkin Facsimile: (212) 688-1158 Email: kls@sfire.com

8. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

9. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

10. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

11. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

NAVISTAR INTERNATIONAL CORPORATION

By:
___________________________
    Name: Curt A. Kramer
Title:   Corporate Secretary

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
  By: Hopper Investments LLC, general partner
    By:  Barberry Corp., its sole member

By:  ____________________________________
Name:  Edward E. Mattner
Title:  Authorized Signatory

ICAHN CAPITAL LP
  By:  IPH GP LLC, its general partner
    By Icahn Enterprises Holdings L.P., its sole member
      By Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
  By:  Icahn Enterprises Holdings L.P., its sole member
    By Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
  By:  Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  ________________________________________
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

___________________________________________
Carl C. Icahn

SCHEDULE A

Barberry Corp.
Beckton Corp.
Carl C. Icahn
Icahn Capital LP
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Icahn Offshore LP
Icahn Onshore LP
Icahn Partners LP
Icahn Partners Master Fund LP
IPH GP LLC
High River Limited Partnership
Hopper Investments LLC